Exhibit 99.1

Ritchie Bros. receives TSX approval for a Normal Course Issuer Bid (Share Repurchase Program)

(All figures are presented in US dollars unless otherwise noted)

VANCOUVER, Feb. 26, 2015 /CNW/ - Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA, the "Company") announces today that it has obtained the approval of the Toronto Stock Exchange (the "TSX") to commence a normal course issuer bid (the "NCIB") for up to $100 million of its common shares.  As previously announced on January 12, 2015, the Company's Board of Directors authorized this share repurchase program (the "Program") to be used primarily to offset share dilution from options.

Share Repurchase Program Details

The NCIB will commence on March 3, 2015 and, subject to renewal, will terminate on March 2, 2016 or on such earlier date as the Company may complete its purchases under the NCIB or as it may otherwise determine.  Under the NCIB, the Company may purchase up to the lesser of 5,392,736 common shares (such amount representing 5% of the common shares of the Company issued and outstanding as of February 20, 2015) and that number of common shares worth an aggregate of $100 million.  Furthermore, subject to certain exemptions for block purchases, the maximum number of its common shares that the Company may purchase on any one trading day on the TSX is 30,567 common shares, such amount representing 25% of the average daily trading volume of the common shares of the Company on the TSX alone for the six calendar months ended January 31, 2015.

As of February 20, 2015, 107,854,734 common shares of the Company were issued and outstanding.  All common shares of the Company purchased under the NCIB will be cancelled.

While acknowledging that opportunities to further invest in the business do exist and will arise, and could require capital investment, the Company expects that it will generate more cash from operations during the period of the Program than will be required to support its business and growth objectives during this period.  The Company believes that purchasing its common shares for cancellation to mitigate dilution from options and pursuing opportunistic share repurchases from the open market to reduce shares issued represents an appropriate and desirable use of available funds. The Company is committed to returning excess capital to shareholders through regular quarterly dividends and its Program.

Subject to the negotiation of a broker agreement, the Company's common shares under the NCIB will be purchased through a combination of an automatic repurchase plan (the "Purchase Plan"), which the Company intends to implement, as well as at management's discretion in compliance with regulatory requirements and given market, cost and other considerations. Under the Purchase Plan, the Company's broker may repurchase shares under the NCIB at any time including, without limitation, when the Company would ordinarily not be permitted to do so due to regulatory restrictions or self-imposed blackout periods. Purchases will be made by the Company's broker based upon the parameters prescribed by the TSX, applicable Canadian and U.S. securities laws and the terms of the parties' written agreement.

Purchases under the Program may be made at the then current market price of the Company's common shares through the facilities of the TSX, the New York Stock Exchange or alternative trading platforms in Canada or the United States by means of open market transactions or by such other means as may be permitted by the TSX and applicable Canadian and U.S. securities laws.

There can be no assurance as to the precise number of common shares that will be repurchased under the Program, or the aggregate dollar amount of the common shares purchased. The Company may discontinue purchases at any time, subject to compliance with applicable regulatory requirements.

This is the first share repurchase program implemented by Ritchie Bros.  The Company has not previously purchased any of its common shares through a share repurchase program.

About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world's largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. TM solutions make it easy for the world's builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOneTM secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Forward Looking Information

This press release may contain forward-looking information. Such forward looking information involves material assumptions, risks and uncertainties, certain of which are beyond the control of Ritchie Bros. Such assumptions, risks and uncertainties include, without limitation, factors influencing the supply of and demand for used equipment, fluctuations in market conditions and values of used equipment, seasonal and periodic variations in operating results, actions of competitors, the success of the Company's new initiatives, economic and other conditions in local, regional and global markets, and other risks and uncertainties as detailed from time to time in the Company's securities filings. Ritchie Bros.' actual achievements could differ materially from those expressed in, or implied by, this forward-looking information and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking information will transpire or occur. Any forward-looking information is made as at the date of this press release and Ritchie Bros. does not undertake any obligation to update publicly or to revise any of the included forward-looking information, except as may be required by applicable securities laws.

SOURCE Ritchie Bros. Auctioneers

%CIK: 0001046102

For further information: Jamie Kokoska, Director, Investor Relations, Phone: 1.778.331.5219, Email: jkokoska@rbauction.com

CO: Ritchie Bros. Auctioneers

CNW 16:55e 26-FEB-15